Exhibit 99.1

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 12

1435 Mont-Saint-Guibert

0891.118.115 RLE Nivelles

INFORMATION CONCERNING THE RIGHTS OF SHAREHOLDERS PURSUANT TO ARTICLES

533TER AND 540 OF THE BELGIAN COMPANY CODE ON THE OCCASION OF THE

EXTRAORDINARY GENERAL MEETING OF THE COMPANY TO BE HELD ON 5 NOVEMBER

2015 AT 11.00 AM (CET) AT THE COMPANY’S REGISTERED OFFICE

1.	RIGHT OF SHAREHOLDERS TO INCLUDE ITEMS ON THE AGENDA AND TO SUBMIT DECISIONS’ PROPOSALS

One or more shareholders holding together at least 3% of the share capital may (i) request the inclusion of items on the agenda to be addressed at the general meeting, and (ii) submit decisions’ proposals concerning items to be addressed or included on the agenda.

Shareholders may then exercise their right by submitting (i) the draft new items for the agenda, and/or (ii) the draft proposals for resolution to be reflected in the agenda, by mail marked for the attention of Celyad, Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert or by email to p.jeanmart@celyad.com, on 14 October 2015 at the latest.

The company will publish an agenda, which will be revised, as the case may be, on 21 October 2015 at the latest (on the website of the company at the address www.celyad.com, in the Belgian Official Gazette and in the press).

More information on the aforementioned rights and their exercise are available on the company’s website (www.celyad.com).

2.	RIGHT OF SHAREHOLDERS TO ASK WRITTEN QUESTIONS

Shareholders have the right to ask questions in writing to the directors prior to the general meeting that will be held on 5 November 2015 at 11.00 AM (CET).

The exercise of this right is subject to the fulfilment of the following two conditions:

•	being a shareholder of the company at the record date (on 22 October 2015 at midnight CET); and

•	having informed the company of the intent to participate in the general meeting, pursuant to the provisions set out in the convocation notice.

These questions can be submitted prior to the general meeting by mail marked for the attention Celyad, Patrick Jeanmart, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert or by email to p.jeanmart@celyad.com. They must be received by the company on 30 October 2015 at 17.00 (CET) at the latest.

During the general meeting, the directors will answer the questions which have been raised by the shareholders (orally or in writing) on the items on the agenda, to the extent that the communication of data or facts is not potentially detrimental to the commercial interests of the company or to the confidentiality undertakings of the company or its directors.

The directors may give a global answer to different questions dealing with the same subject.